POLICY NUMBER: G25547214 001	FINANCIAL INSTITUTIONS FI DS 09 01 10

FINANCIAL INSTITUTION CRIME POLICY FOR

INVESTMENT COMPANIES DECLARATIONS

In Return For The Payment Of The Premium, And In Reliance Upon All Statements Made And Information Furnished To Us By You In Applying For This Policy, And Subject To All The Terms And Conditions Of This Policy, We Agree With You To Provide The Insurance As Stated In This Policy.

Company Name: ACE American Insurance Company

Producer Name: Willis Towers Watson

Named Insured: SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds

Mailing Address: One Lincoln Street, Boston, MA 02111

Policy Period

From: 06/30/2016
To: 06/30/2017	12:01 AM at the Insured’s mailing address shown above

Insuring Agreement(s)	Limit Of Insurance	Deductible Amount
1. Fidelity	$7,500,000/$15,000,000	$	NIL
2. On Premises	$7,500,000/$15,000,000		$50,000
3. In Transit	$7,500,000/$15,000,000		$50,000
4. Forged Or Altered Instruments	$7,500,000/$15,000,000		$50,000
5. Forged, Altered Or Counterfeit Securities	$7,500,000/$15,000,000		$50,000
6. Counterfeit Money	$7,500,000/$15,000,000		$50,000
7. Computer Fraud	$7,000,000/$15,000,000		$50,000
8. Voice Initiated Transfer Fraud	$7,500,000/$15,000,000		$50,000
9. Telefacsimile Transfer Fraud	$7,500,000/$15,000,000		$50,000
10. Uncollectible Items Of Deposit	$7,500,000/$15,000,000		$50,000
11. Audit And Claims Expense	$7,500,000/$15,000,000		$50,000

Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or “Not Covered” is inserted, such Insuring Agreement and any other reference thereto in this policy is deleted.

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If Added By Endorsement:

Insuring Agreement(s) Or Coverage(s)	Limit Of Insurance	Loss Deductible Amount
	$	$
	$	$
	$	$
	$	$
	$	$

Percentage Of Loss Deductible Amount Over Which Losses Must Be Reported:                    %

Insuring Agreement 8. Voice Initiated Transfer Fraud

The verification callback amount is:     $

Insuring Agreement 9. Telefacsimile Transfer Fraud

The verification callback amount is:     $

Endorsement(s) Forming Part Of This Policy When Issued:

1. CC-1K11h (03/14) Signatures

2. PF-26975 (04/09) Trading Loss Coverage

3. PF-33854 (05/11) Unauthorized Signatures

4. PF-39751 (04/13) Amend Definition of Employee

5. PF-39759 (04/13) OMNIBUS Named Insured

6. PF-38325 (06/12) Add Certain Computer Crime Insuring Agreements

7. PF-33840 (05/11) Stop Payment

8. MS-51487 (08/16) Amend Additional Offices, Premises or Employees

9. PF-42732 (05/14) Privacy Exclusions

10. PF-19540a (11/13) Named Insured - Additional

11. ALL-20887 (10/06) ACE Producer Compensation Practices & Policies

12. ALL-21101 (11/06) Trade or Economic Sanctions Endorsement

13. PF-17914 (02/05) U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)

Countersignature Of Authorized Representative

Name:	John Lupica

Title:	President

Signature:

Date:	02/17/2017

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FINANCIAL INSTITUTIONS

FI 00 15 09 12

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy, the words “you” and “your” refer to the Named Insured shown in the Declarations. The words “we”, “us” and “our” refer to the company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section F. Definitions.

A.	Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Limit Of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an “occurrence” taking place at any time which is “discovered” by a “designated person” during the Policy Period shown in the Declarations:

1.	Fidelity

a.	We will pay for loss resulting directly from dishonest or fraudulent acts committed by an “employee” acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the “employee” with the manifest intent to:

(1)	Cause you to sustain such loss; and

(2)	Obtain an improper financial benefit for the “employee” or another person or entity.

b.	We will pay for loss or damage resulting directly from vandalism or malicious mischief caused by an “employee” when such vandalism or malicious mischief results in loss of or damage to “electronic data”, books of account or other written or electronic records or “computer programs”.

c.	As used throughout this Insuring Agreement:

(1)	Dishonest or fraudulent acts shall include “larceny or embezzlement”.

(2)	Improper financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments.
2.	On Premises

a.	We will pay for loss of “property” (except for tangible items of business personal property as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, burglary, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from your possession, custody or control, while the “property” is lodged or deposited within offices or premises located anywhere.

b.	With regard to Paragraph 2.a., premises of depositories shall be deemed to be your premises, but only to the extent of your interest in “certificated securities” held by the depository.

c.	We will pay for:

(1)	Loss of or damage to tangible items of business personal property as set forth in Property Definition 30.c. within your offices or premises; or

(2)	Loss from damage to the interior or exterior of your offices or premises;

resulting directly from an actual or attempted robbery, burglary, theft, common-law or statutory larceny, provided with regard to Paragraphs 2.c.(1) and 2.c.(2):

(a)	You are:

(i)	The owner of such tangible items of business personal property;

(ii)	The owner of the offices or premises; or

(iii)	Liable for such loss or damage; and

(b)	The loss or damage is not caused by fire.

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3.	In Transit

a.	We will pay for loss of “property” (except for tangible items of business personal property as set forth in Property Definition, Paragraph 30.c.) resulting directly from robbery, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, while the “property” is in transit anywhere in the custody of:

(1)	A natural person acting as your messenger (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger);

(2)	A “transportation company” and being transported in an armored motor vehicle; or

(3)	A “transportation company” and being transported in a conveyance other than an armored motor vehicle, provided that “property” transported in such manner is limited to the following:

(a)	Records, whether recorded in writing or electronically;

(b)	“Certificated securities” issued in registered form and not endorsed, or with restrictive endorsements; and

(c)	“Negotiable instruments” not payable to bearer, or not endorsed or with restrictive endorsements.

b.	Coverage under this Insuring Agreement begins immediately upon the receipt of such “property” by the natural person or “transportation company” and ends immediately upon delivery to the designated recipient or its agent.

4.	Forged Or Altered Instruments

a.	We will pay for loss resulting directly from “forgery” or alteration of any:

(1)	Bill of exchange;

(2)	Check or draft;

(3)	“Acceptance”;

(4)	“Certificate of deposit”;

(5)	Promissory note;

(6)	Due bill;

(7)	Money order;

(8)	Stock warrant;

(9)	Order upon public treasuries;

(10)	“Letter of credit”; or
(11)	Other written promise, order or direction to pay sums certain in “money”.

b.	We will pay for loss resulting directly from transferring, paying or delivering “funds” or “property” or establishing credit or giving value in reliance upon any written instruction, advice or application directed to you authorizing or acknowledging the transfer, payment, delivery or receipt of “funds” or “property”, which instruction, advice or application purports to have been signed or endorsed by any “customer” to shares of an “investment company”, or by any financial institution, but which instruction, advice or application either bears a signature which is a “forgery” or has been altered without the knowledge and consent of such “customer” or financial institution.

5.	Forged, Altered Or Counterfeit Securities

a.	We will pay for loss resulting directly from your having, in good faith, for your own account or for the account of others:

(1)	Acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original “security, document or other written record” which:

(a)	Bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor or of any person signing in any other capacity which is a “forgery”;

(b)	Is altered;

(c)	Is lost or stolen; or

(d)	Is “counterfeit”; or

(2)	Guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, “guarantee”, endorsement or other obligation upon or in connection with any “security, document or other written record”.

b.	Actual physical possession of such “security, document or other written record” by you or an authorized representative is a condition precedent to your having relied on the validity of such items.

6.	Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted any “counterfeit money” of any country.

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7.	Computer Fraud

a.	We will pay for loss resulting directly from a fraudulent:

(1)	Entry of “electronic data” or “computer program” into; or

(2)	Change of “electronic data” or “computer program” within;

any “computer system” owned, leased or operated by you or your contracted electronic data processing firm, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs 7.a.(1) and 7.a.(2):

(a)	“Property” to be transferred, paid or delivered;

(b)	An account of yours, or of a “customer”, to be added, deleted, debited or credited; or

(c)	An unauthorized account or a fictitious account to be debited or credited.

b.	As used throughout this Insuring Agreement, fraudulent entry or fraudulent change of “electronic data” or “computer program” shall include such entry or change made by an “employee” acting, in good faith, upon a fraudulent instruction:

(1)	From a computer software contractor who has a written agreement with you to design, implement or service “computer programs” for a “computer system” covered under this Insuring Agreement; or

(2)	Transmitted by “tested” telex or similar means of “tested” communication (except a “telefacsimile device”) purportedly sent by a “customer”, financial institution or automated clearinghouse.

8.	Voice Initiated Transfer Fraud

a.	We will pay for loss resulting directly from your having, in good faith, transferred or delivered “funds”, “certificated securities” or “uncertificated securities” from a “voice initiated transfer customer’s” account in reliance upon a fraudulent voice instruction transmitted by telephone purporting to have been made by:

(1)	A “voice initiated transfer customer”;

(2)	A person authorized by your “voice initiated transfer customer” to instruct you to make such transfers; or
(3)	An “employee” who was authorized by you to instruct other “employees” to transfer or deliver “funds”, “certificated securities” or “uncertificated securities”;

and was received by an “employee” specifically designated to receive and act upon such voice instructions, but the voice instruction was in fact not from a person described in Paragraph 8.a.(1), 8.a.(2) or 8.a.(3).

b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

9.	Telefacsimile Transfer Fraud

a.	We will pay for loss resulting directly from your having, in good faith, transferred or delivered “funds”, “certificated securities” or “uncertificated securities” from a “telefacsimile transfer customer’s” account in reliance upon a “tested” telefacsimile instruction received through a “telefacsimile device” or “computer system” purporting to have been sent by:

(1)	A “telefacsimile transfer customer”;

(2)	Another financial institution; or

(3)	Another of your offices;

and which contains the name and signature of a person authorized to initiate such transfers, but which in fact proves to have been fraudulently sent without the knowledge and authorization of the “telefacsimile transfer customer” or entity whose identification it bears.

b.	The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

10.	Uncollectible Items Of Deposit

a.	We will pay for loss resulting directly from your having credited a “customer’s” account on the faith of any “item of deposit” which proves to be uncollectible, provided the crediting of such account causes:

(1)	Dividends to be paid;

(2)	Shares to be issued; or

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(3)	Redemptions or withdrawals to be made;

from an account of an “investment company”.

b.	The following condition is precedent to coverage under this Insuring Agreement:

After processing “items of deposit” for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such “items of deposit”.

c.	“Items of deposit” shall not be deemed uncollectible until after your collection procedures have failed.

11.	Audit And Claims Expense

a.	We will pay for reasonable expenses incurred by you with our prior written consent:

(1)	For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss that you sustained through dishonest or fraudulent acts committed by an “employee” that are covered under Insuring Agreement 1.; and

(2)	That are directly related to the preparation of a proof of loss in support of a claim covered under Insuring Agreement 1.

b.	Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under Insuring Agreement 1.

c.	We shall have no liability to pay any such expenses under this Insuring Agreement if the amount of the covered loss under Insuring Agreement 1. does not exceed the Deductible Amount applicable to that Insuring Agreement.

B.	Limit Of Insurance

1.	The most we will pay for all loss (exclusive of court costs and attorneys’ fees incurred or paid by us as provided under Condition 8.b. or 8.c.) resulting directly from an “occurrence” is the applicable Limit Of Insurance shown in the Declarations.

2.	If any loss is covered under more than one Insuring Agreement or coverage, the most we will pay for such loss shall not exceed the largest amount available under any one of those Insuring Agreements or coverages.

However, Paragraph B.2. shall not apply to expenses covered under Insuring Agreement 11.

C.	Deductible

1.	We will not pay for loss resulting directly from an “occurrence” unless the amount of loss exceeds the applicable Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount up to the Limit of Insurance.

2.	The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by an “investment company”.

D.	Exclusions

This policy does not cover:

1.	Loss resulting directly or indirectly from the dispersal or application of pathogenic or poisonous biological or chemical materials, nuclear reaction, nuclear radiation or radioactive contamination or any related act or incident.

2.	Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

3.	Potential income, including but not limited to interest and dividends, not realized by you or your “customer”.

4.	Damages of any type for which you are legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy.

5.	Indirect or consequential loss of any nature.

6.	Loss resulting from any violation by you or by any “employee”:

a.	Of law regulating:

(1)	The issuance, purchase or sale of securities;

(2)	Securities transactions upon security exchanges or markets;

(3)	Commodity transactions upon commodity exchanges or markets; or

(4)	Investment companies or investment advisers; or

b.	Of any rule or regulation made pursuant to any such law;

unless it is established by you that the act or acts which caused the loss were dishonest or fraudulent and would have caused a covered loss to you in a similar amount in the absence of such laws, rules or regulations.

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7.	Loss or damage resulting directly or indirectly from:

a.	War, including undeclared or civil war;

b.	Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority, using military personnel or other agents;

c.	Insurrection, revolution, usurped power or action taken by governmental authority in hindering or defending against any of these; or

d.	Riot or civil commotion outside the United States of America (including its territories and possessions), Puerto Rico and Canada;

unless such loss or damage occurs to “property” while in transit in the circumstances recited in Insuring Agreement 3., and unless, when such transit was initiated, there was no knowledge of such action as enumerated in Paragraphs 7.a. through 7.d. on the part of any person acting for you in initiating such transit.

8.	All fees, costs and expenses incurred by you in establishing the existence or amount of loss covered under this policy, except when covered under Insuring Agreement 11.

9.	Loss:

a.	Resulting directly or indirectly from the disclosure of confidential information held by you including, but not limited to, patents, trade secrets, customer lists, financial information, personal information or credit card information;

b.	Resulting directly or indirectly from the use of confidential information of another person or entity which is held by you including, but not limited to, financial information, personal information or credit card information, unless the use of such confidential information results in a loss covered under Insuring Agreement 1., 7., 8. or 9.;

c.	Of or damage to confidential information, except loss of or damage to “electronic data”, books of account or other written or electronic records or “computer programs” when covered under Insuring Agreement 1.b.

10.	Loss due to liability imposed upon you as a result of the unlawful disclosure of nonpublic material information by you or by any “employee”, or as a result of any “employee” acting upon such information, whether authorized or unauthorized.

11.	Loss resulting directly or indirectly from any acts of any of your directors or trustees, except when covered under Insuring Agreement 1.

12.	Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

a.	In obtaining credit or funds;

b.	In gaining access to any automated teller machine; or

c.	In gaining access to point-of-sale terminals, customer-bank communication terminals or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by you or by anyone else, except when covered under Insuring Agreement 1.

13.	Loss involving “items of deposit” which are not finally paid for any reason including, but not limited to, “forgery” or any other fraud, except when covered under Insuring Agreement 1. or 10.

14.	Damages resulting from any civil, criminal or other legal proceeding in which you are alleged to have engaged in racketeering activity, unless it is established by you that the act or acts giving rise to such damages were committed by an “employee” under circumstances which result directly in a loss to you covered under Insuring Agreement 1. For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 et seq., as amended.

15.	Loss resulting directly or indirectly from payments made or withdrawals from a “customer’s” account involving erroneous credits to such account, except when covered under Insuring Agreement 1.

16.	Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, upon your demand, your “funds” or “property” held by it in any capacity, except when covered under Insuring Agreement 1. or 2.a.

17.	Loss through the surrender of property:

a.	Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of “property” in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

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b.	Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

c.	Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

except when covered under Insuring Agreement 1.

18.	Loss caused by any “employee”, except:

a.	When covered under Insuring Agreement 1.; or

b.	When covered under Insuring Agreement 2. or 3. and resulting directly from misplacement, mysterious unexplainable disappearance or unintentional damage to or unintentional destruction of “property”.

However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an “employee” is excluded, except when covered under Insuring Agreement 1.b.

19.	Loss of property while:

a.	In the mail; or

b.	In the custody of any “transportation company”, unless covered under Insuring Agreement 3.;

except when covered under Insuring Agreement 1.

20.	Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement 1., 4., 5. or 6.

21.	Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any “loan” or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or “evidences of debt”, whether such “loan”, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement 1., 4., 5. or 10.

22.	Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement 1., 5. or 6. However, this exclusion shall not apply to loss involving the fraudulent reproduction of a handwritten signature covered under Insuring Agreement 4.

23.	Loss resulting directly or indirectly from any e-mail instruction, except when covered under Insuring Agreement 1. or 7.
24.	Loss resulting directly or indirectly from the fraudulent use of a computer to transfer “property”, except when covered under Insuring Agreement 1. or 7.

25.	Loss resulting directly or indirectly from the introduction of a virus or other malicious instruction into your “computer system” which is designed to damage, destroy or corrupt data or “computer programs” stored within your “computer system”, except when covered under Insuring Agreement 1. or 7.

26.	Loss resulting directly or indirectly from entry or change of “electronic data” or “computer programs” in a “computer system”, except when covered under Insuring Agreement 1. or 7.

27.	Loss resulting directly or indirectly from the preparation or modification of “computer programs”, except when covered under Insuring Agreement 1. or 7.

28.	Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement 1., 7. or 8.

29.	Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement 1. or 9.

30.	Loss under Insuring Agreement 7. resulting directly or indirectly from any negotiable instrument, security, document or other written instrument which bears a forged signature, or is counterfeit, altered or otherwise fraudulent and which is used as source documentation in the preparation of “electronic data” entered into a data terminal.

31.	Loss under Insuring Agreement 7. resulting directly or indirectly from:

a.	Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a “computer system”;

b.	Failure, malfunction or breakdown of electronic data processing media; or

c.	Error or omission in programming or processing.

32.	Loss under Insuring Agreement 7. resulting directly or indirectly from the input of “electronic data” into a “computer system” terminal device either on the premises of a “customer” or under the control of such “customer” by a person who had authorized access to the “customer’s” authentication mechanism.

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33.	Loss under Insuring Agreement 7., 8. or 9. resulting directly or indirectly from your assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

34.	Loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments.

35.	Loss under Insuring Agreement 4. or 5. resulting directly or indirectly from your having accepted or otherwise acted upon an electronic signature or electronic record. For the purposes of this exclusion, electronic signature and electronic record have the meanings prescribed in the Electronic Signatures in Global and National Commerce Act of 2000 and the Uniform Electronic Transactions Act and any amendments thereto.

36.	Loss caused by an “employee” if the “employee” had also committed any dishonest or fraudulent act prior to the effective date of this policy, and a “designated person”, not in collusion with the “employee”, learned of such dishonest or fraudulent act prior to the effective date of this policy.

37.	Loss resulting directly or indirectly from any dishonest or fraudulent act committed by any non-“employee” who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

E.	Conditions

1.	Cooperation

You must cooperate with us in all matters pertaining to this policy as stated in its terms and conditions.

2.	Representations

a.	You represent that all information and statements contained in the application for this policy are true, accurate and complete. All such information and statements are the basis for our issuing this policy and shall be considered as incorporated into and shall constitute a part of this policy.

b.	Any intentional:

(1)	Misrepresentation;

(2)	Omission;

(3)	Concealment; or

(4)	Misstatement of a material fact;

in the application or otherwise shall be grounds for the rescission of this policy.

3.	Ownership

The “property” covered under this policy is limited to “property”:

a.	That you own or lease;

b.	That is held by you in any capacity; or

c.	For which you are legally liable, provided you were liable for the “property” prior to the time that the covered loss was sustained.

However, this policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss covered under this policy must be presented by you.

4.	Additional Offices, Premises Or Employees

If, while this policy is in force, you establish any additional offices or premises or hire additional “employees”, other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices, premises or “employees” shall automatically be covered under this policy. Notice to us of an increase in the number of offices, premises or “employees” is not required, and no additional premium will be charged for the remainder of the Policy Period.

5.	Consolidation – Merger Or Acquisition

a.	Except as provided in Paragraph 5.b., if you consolidate or merge with, or purchase or acquire the assets or liabilities of, another institution:

(1)	You shall notify us in writing as soon as practicable and obtain our written consent to extend the coverage provided by this policy to such consolidated or merged institution or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2)	For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this policy shall apply to such consolidated or merged institution or such purchased or acquired assets or liabilities provided that all “occurrences” causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

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b.	For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1)	All “occurrences” causing or contributing to a loss involving the acquired institution must take place after the effective date of such acquisition; and

(2)	The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy.

6.	Joint Insured

a.	If more than one Insured is named in the Declarations, the first Named Insured shall act for itself and for every other Insured for all purposes of this policy.

b.	We will provide each “investment company” named in the Declarations with a copy of:

(1)	This policy and any amendments;

(2)	Any formal filing of a claim by another Insured; and

(3)	The terms of the settlement of each such claim before the execution of such settlement.

c.	Knowledge possessed or “discovery” made by a “designated person” of any Insured shall constitute knowledge or “discovery” by all Insureds for all purposes of this policy.

d.	An “employee” of any Insured is considered to be an “employee” of every Insured.

e.	We will not pay more for loss or losses sustained by more than one Insured than the amount we would pay if all such loss or losses had been sustained by one Insured.

f.	Payment by us to the first Named Insured for loss sustained by any Insured, or payment by us to any “employee benefit plan” for loss sustained by such Plan, shall fully release us on account of such loss.

7.	Change In Control Or Ownership – Notice To Us

a.	When you learn of a change in control, you shall notify us in writing as soon as practicable, but not to exceed 60 days from the date of such change in control setting forth:

(1)	The names of the transferors and transferees (or the names of the beneficial owners if the voting stock or voting rights are registered in another name);

(2)	The total number of voting stock owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3)	The total amount of outstanding voting stock.

b.	As used in this condition, control is given the meaning set forth in the definition of Control found in the Investment Company Act of 1940.

c.	Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control or ownership.

8.	Notice To Us Of Legal Proceedings Against You

a.	You shall notify us at the earliest practicable moment, not to exceed 30 days after you receive notice of any legal proceeding brought to determine your liability for any loss, claim or damage which, if established, would constitute a collectible loss under this policy. Concurrently, you shall furnish copies of all pleadings and pertinent papers to us.

b.	We may, at our sole option, elect to conduct the defense of such legal proceeding, in whole or in part. If we so elect:

(1)	The defense by us shall be in your name through attorneys selected by us;

(2)	You shall provide all reasonable information and assistance required by us for such defense; and

(3)	The court cost and attorneys’ fees incurred by us in defense of the legal proceeding shall be in addition to the applicable Limit of Insurance

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c.	If we elect not to conduct the defense of such legal proceeding, we will indemnify you for court costs and reasonable attorneys’ fees incurred and paid by you in defense of such legal proceeding. Our payment of such court costs and reasonable attorneys’ fees will be in addition to any payment we make for loss covered by this policy and shall be determined in accordance with Paragraph 8.d. Such payment, however, shall not exceed an amount equal to the Limit of Insurance of the applicable Insuring Agreement under which the loss is paid.

However, with regard to Insuring Agreement 1., our payment of court costs and reasonable attorneys’ fees shall only apply in the event that:

(1)	An “employee” admits to having committed, or is adjudicated to have committed, a dishonest or fraudulent act; or

(2)	In the absence of such an admission or adjudication, an arbitrator or panel of arbitrators acceptable to both you and us concludes that an “employee” would be found guilty of having committed a dishonest or fraudulent act;

that would be covered under Insuring Agreement 1.

d.	The amount we will pay for court costs and reasonable attorneys’ fees (CC&AF) in such legal proceeding as provided in Paragraph 8.c. shall be determined as follows, but in no event shall we be liable for the payment of court costs and reasonable attorneys’ fees that exceed the amount demanded in any such legal proceeding:

(1)	First, determine the percentage representing the dollar amount of the demand that could be covered if the allegations were true:

(Total Demand – Not Covered Demand) ÷ Total Demand = X%
(2)	Then, multiply the percentage determined in Paragraph 8.d.(1) by the total amount of CC&AF incurred by you to determine the adjusted amount of CC&AF (Adj. CC&AF):

X% x Total CC&AF = Adj. CC&AF

(3)	Next, if the amount of the covered demand (Total Demand – Not Covered Demand) exceeds the Deductible Amount and is less than or equal to the Limit of Insurance of the applicable Insuring Agreement, then our liability for payment of court costs and reasonable attorneys’ fees shall be calculated as follows:

(Covered Demand – Deductible) ÷ Covered Demand x Adj. CC&AF = Payment

(4)	Or, the amount of the covered demand (Total Demand – Not Covered Demand) exceeds the Limit of Insurance of the applicable Insuring Agreement plus the Deductible Amount, then our liability for payment of court costs and reasonable attorneys’ fees shall be calculated as follows:

Limit Of Insurance ÷ Covered Demand x Adj. CC&AF = Payment

e.	If you do not give the notices required in Condition 9.a.(1) and also in Paragraph 8.a., or if we elect not to defend any causes of action, neither a judgment against you, nor a settlement of any legal proceeding by you, shall determine the existence, extent or amount of coverage under this policy for loss sustained by you.

f.	With regard to this condition, Paragraphs a.(5) and b. of Condition 9. apply upon the entry of such judgment or the occurrence of such settlement instead of upon “discovery” of loss. In addition, you must notify us within 30 days after such judgment is entered against you or after you settle such legal proceeding and, subject to Condition 9.c., you may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

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9.	Notice To Us – Proof – Legal Proceedings Against Us

a.	Upon “discovery”, you shall:

(1)	Notify us at the earliest practicable moment, not to exceed 60 days. However, we will waive such notice if the amount of loss, in your best estimation, does not exceed the percentage of the Deductible Amount over which losses must be reported as shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us at the earliest practicable moment, not to exceed 15 days from the date such determination was made.

(2)	Submit to examination under oath at our request and give us a signed statement of your answers.

(3)	Produce for our examination all pertinent records.

(4)	Cooperate with us in the investigation and settlement of any claim.

(5)	Within six months:

(a)	From the date of “discovery”; or

(b)	From the date you determined that the loss exceeded the percentage of the Deductible Amount over which losses must be reported as provided in Paragraph 9.a.(1);

furnish to us proof of loss, duly sworn to, with full particulars. In addition, with regard to Paragraphs 9.a.(5)(a) and 9.a.(5)(b):

(i)	“Certificated securities” listed in a proof of loss shall be identified by certificate or bond number if such securities were issued therewith.

(ii)	Proof of loss involving voice initiated transfers covered under Insuring Agreement 8. shall include verification of the callback, as required in Paragraph 8.b. of the Insuring Agreement.

(iii)	Proof of loss involving telefacsimile transfers covered under Insuring Agreement 9. shall include a copy of the instruction received through the “telefacsimile device” or “computer system”.

b.	Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 24 months from the date of “discovery” of such loss.
c.	If any limitation in this condition is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

d.	This policy affords coverage only in your favor. No suit, action or legal proceeding shall be brought under this policy by anyone other than you.

10.	Assignment – Subrogation – Recovery

a.	In the event of payment under this policy, you shall deliver, if so requested by us, an assignment of your rights, title and interest and causes of action as you have against any person or entity to the extent of the loss payment.

b.	In the event of payment under this policy, we shall be subrogated to all of your rights of recovery against any person or entity to the extent of such payment.

c.	Recoveries, whether effected before or after any payment under this policy, whether made by us or by you, shall be applied net of the expense of such recovery:

(1)	First, to you in satisfaction of your covered loss in excess of the amount paid under this policy;

(2)	Second, to us in satisfaction of amounts paid in settlement of your claim;

(3)	Third, to you in satisfaction of any Deductible Amount; and

(4)	Fourth, to you in satisfaction of any loss not covered under this policy.

d.	Recovery on account of loss of securities as set forth in Condition 21.b. or recovery from reinsurance and/or indemnity by us shall not be deemed to be a recovery as used herein.

e.	This policy does not afford coverage in favor of any depository. When we indemnify you for a loss covered under this policy, you shall assign the rights and causes of action to the extent of the claim payment against the depository, or any other entity or person against whom it has a cause of action, to us.

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If the rules of the depository provide that you shall be assessed for a portion of the judgment (or agreed settlement) taken by us based upon the assignment set forth above and you actually pay such assessment, then we will reimburse you for the amount of the assessment but not exceeding the amount of the loss payment made by us.

11.	Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent.

12.	Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy’s terms can be amended or waived only by endorsement issued by us and made a part of this policy.

a.	If the first Named Insured “investment company” is the sole Insured, no change to this policy which would adversely affect the rights of the “investment company” shall become effective until after advance written notice of such change has been mailed or delivered by the acting party to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

b.	If more than one Insured is named in the Declarations, no change to this policy which would adversely affect the rights of any “investment company” shall become effective until after advance written notice of such change has been mailed or delivered by us to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

13.	Records

You must keep records of all “property” covered under this policy so we can verify the amount of any loss.

14.	Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the Policy Period and up to three years afterward.

15.	Inspections And Surveys

a.	We have the right to:

(1)	Make inspections and surveys at any time;

(2)	Give you reports on the conditions we find; and

(3)	Recommend changes.

b.	We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of any workers or the public. And we do not warrant that conditions:

(1)	Are safe or healthful; or

(2)	Comply with laws, regulations, codes or standards.

c.	Paragraphs 15.a. and 15.b. apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

16.	Liberalization

If we adopt any revision that would broaden the coverage under this policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this policy.

17.	Premiums

The first Named Insured shown in the Declarations:

a.	Is responsible for the payment of all premiums; and

b.	Will be the payee for any return premiums we pay.

18.	Nominees

Loss sustained by any nominee organized by you for the purpose of handling certain of your business transactions and composed exclusively of “employees” shall, for all the purposes of this policy and whether or not any partner or member of such nominee is implicated in such loss, be deemed to be a loss sustained by you.

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19.	Employee Benefit Plans

The “employee benefit plans” (Plans) shown in the Declarations are included as Insureds under Insuring Agreement 1., subject to the following:

a.	You are responsible for selecting a Limit of Insurance for Insuring Agreement 1. that is sufficient to provide a limit of insurance for each Plan that is at least equal to that required under ERISA as if each Plan were separately insured.

b.	Any payment we make for loss sustained by any Plan will be made directly to the Plan.

c.	We will not apply the Deductible Amount applicable to Insuring Agreement 1. to loss sustained by any Plan up to the amount of coverage required under ERISA for that Plan at the time the loss was “discovered”. However, we will apply the Deductible Amount to that part of any loss which exceeds the amount of coverage required for such Plan.

d.	If two or more Plans are insured under this policy, any payment we make for loss:

(1)	Sustained by two or more Plans; or

(2)	Of commingled “property” of two or more Plans;

resulting directly from an “occurrence”, will be made to each Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each Plan bears to the total of those limits.

e.	We will pay for loss sustained under any Plan prior to the effective date of termination or cancellation of this policy or of any Plan, which is “discovered” by a “designated person” no later than one year from the date of that termination or cancellation.

20.	Other Insurance Or Indemnity

Coverage afforded under this policy shall apply only as excess over any valid and collectible insurance or indemnity obtained by:

a.	You;

b.	A “transportation company”; or

c.	Another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the “property” involved.
21.	Valuation – Settlement

The value of any loss for purposes of coverage under this policy shall be the net loss to you after crediting any receipts, payments or recoveries, however denominated, received by you in connection with the transaction giving rise to the loss.

Any interest or fees received by you in connection with a “loan”, or any commissions or other amounts received by you in connection with a trade, shall be deemed to be credits.

a.	Money

Any loss of “money”, or loss payable in “money”, will be paid, at your option:

(1)	In the “money” of the country in which the loss was sustained; or

(2)	In the United States of America dollar equivalent, determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

b.	Securities

(1)	We will settle in kind our liability under this policy on account of loss of any securities or, at your option, will pay you the cost of replacing such securities, determined by the market value of such securities at the close of business on the day the loss was “discovered”. However, if prior to such settlement you shall be compelled by the demands of a third party or by market rules to purchase replacement securities, and you give written notification of this to us, the cost incurred by you shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding their expiration.

(2)	If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify you in full for the loss of securities for which claim is made under this policy, our liability under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the limit of such applicable coverage.

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c.	Electronic Data And Other Written And Electronic Records

In case of loss of or damage to:

(1)	Books of account or other written records used by you in your business, upon our written consent, we will pay for reasonable costs to reproduce such books of account or written records, provided they are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by you in order to reproduce such books of account or other written records.

(2)	“Electronic data” or other electronic records, upon our written consent, we will pay for reasonable costs to replace or restore such “electronic data” or electronic records, including the cost of data entry and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “electronic data” or electronic records. To the extent that any “electronic data” or electronic records cannot be restored, we will pay the cost to replace the media on which the “electronic data” or electronic records were stored with blank media of substantially identical type.

d.	Computer Programs

In case of loss of or damage to “computer programs”, upon our written consent, we will pay for reasonable costs to replace or restore such “computer programs”, including reprogramming and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your “computer programs”.

e.	Other Property Not Specified Above

(1)	In case of loss of or damage to any “property” not specified in Paragraphs 21.a. through 21.d., we will pay the replacement cost of such “property” without deduction for depreciation. However, we will not pay more than the least of the following:

(a)	The Limit of Insurance applicable to the lost or damaged “property”;
(b)	The cost to replace the lost or damaged “property” with “property” of comparable material and quality and used for the same purpose; or

(c)	The amount you actually spend that is necessary to repair or replace the lost or damaged “property”.

(2)	We will not pay on a replacement cost basis for any loss of or damage to “property” covered in Paragraph 21.e.(1):

(a)	Until the lost or damaged “property” is actually repaired or replaced; and

(b)	Unless the repair or replacement is made as soon as reasonably possible after the loss or damage.

If the lost or damaged “property” is not repaired or replaced, we will pay on an actual cash value basis.

(3)	We will, at your option, pay for loss of or damage to such “property”:

(a)	In the “money” of the country in which the loss or damage was sustained; or

(b)	In the United States of America dollar equivalent of the “money” of the country in which the loss or damage was sustained, determined by the rate of exchange published in The Wall Street Journal on the day the loss was “discovered”.

(4)	Any “property” that we pay for or replace becomes our property.

f.	Set-off

Any loss covered under Insuring Agreement 1. will be reduced by a set-off consisting of any amounts owed by you to the “employee” causing the loss.

22.	Policy Cancellation Or Termination

a.	Policy Cancellation

(1)	The first Named Insured shown in the Declarations may cancel this policy:

(a)	If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to us, and then by us to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

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(b)	If more than one Insured is named in the Declarations, by mailing or delivering to us, and then by us to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(2)	We may cancel this policy:

(a)	If the first Named Insured “investment company” is the sole Insured, by mailing or delivering to the first Named Insured and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

(b)	If more than one Insured is named in the Declarations, by mailing or delivering to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(3)	Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(4)	If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

(5)	If notice is mailed, proof of mailing will be sufficient proof of notice.

b.	Policy Termination

(1)	This policy terminates:

(a)	As to any Insured other than an “investment company” immediately upon:

(i)	The taking over of the Insured by a receiver or other liquidator or by state or federal officials;
(ii)	The acquisition by another entity of more than 50% of the Insured’s voting stock or voting rights; or

(iii)	The dissolution of the Insured.

(b)	As to any “investment company” 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., of:

(i)	The “investment company” being taken over by a receiver or other liquidator or by state or federal officials;

(ii)	The acquisition by another entity of more than 50% of the “investment company’s” voting stock or voting rights; or

(iii)	The dissolution of the “investment company”.

If this policy terminates as to an Insured or an “investment company” for any reason specified in Paragraph 22.b.(1)(a) or 22.b.(1)(b), we will send the first Named Insured any premium refund due. The refund will be pro rata.

(2)	This policy terminates as to any “employee” of any Insured other than an “investment company”, or any partner, member, manager, officer or employee of any “data processor”:

(a)	As soon as a “designated person”, or an “employee” in your Human Resources Department or its equivalent, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person; or

(b)	15 days after the receipt by you of a written notice from us of our decision to terminate this policy as to such person.

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(3)	This policy terminates as to any “employee” of any “investment company” 60 days after receipt by each “investment company” named in the Declarations and by the Securities and Exchange Commission, Washington, D.C., of our decision to terminate this policy as to such person, subject to the following:

If a “designated person”, or an “employee” in your Human Resources Department or its equivalent, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement 1., against you or any other person or entity, without prejudice to the loss of any “property” then in transit in the custody of such person, you:

(a)	Shall immediately remove such “employee” from a position that would enable such “employee” to cause you to suffer a loss of the type covered by this policy; and

(b)	Within 48 hours of learning that an “employee” has committed any dishonest act, shall notify us of such actions and provide full particulars of such dishonest act.

(4)	Termination of this policy:

(a)	As to any Insured other than an “investment company” terminates liability for any loss sustained by such Insured which is “discovered” after the effective date of such termination, except if the Insured is an “employee benefit plan”; or

(b)	As to any “investment company” terminates liability for any loss sustained by such “investment company” 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all “investment companies” named in the Declarations and to the Securities and Exchange Commission, Washington, D.C.
F.	Definitions

As used in this policy:

1.	“Acceptance” means the drawee’s signed agreement to pay a draft as presented. It must be written on the draft and may consist of the drawee’s signature alone.

2.	“Certificate of deposit” means an instrument containing an acknowledgment by a financial institution that a sum of “money” has been received by the financial institution and a promise by the financial institution to repay the sum of “money”.

3.	“Certificate of origin or title” means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

4.	“Certificated security” means a share, participation or other interest in property of or an enterprise of the issuer, or an obligation of the issuer, which is:

a.	Represented by an instrument issued in bearer or registered form;

b.	Of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

5.	“Computer program” means a set of related electronic instructions which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send “electronic data”.

6.	“Computer system” means:

a.	Computers, including Personal Digital Assistants (PDAs) and other transportable or handheld devices, electronic storage devices and related peripheral components;

b.	Systems and applications software; and

c.	Related communications networks;

by which “electronic data” is collected, transmitted, processed, stored or retrieved.

7.	“Counterfeit” means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

8.	“Counterfeit money” means an imitation of “money” which is intended to deceive and to be taken as genuine.

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9.	“Customer” means a person, entity or shareholder or subscriber of any “investment company” having an account with you or for whom you provide services related to your business.

10.	“Data processor” means each natural person, partnership or corporation duly authorized by you to perform services as data processor of your checks and accounting records related to such checks, but only while such “data processor” is performing such services and not creating, preparing, modifying or maintaining your computer software or “computer programs”.

Each such “data processor” and the partners, members, managers, officers and employees of such “data processor” shall, collectively, be deemed to be one “employee” for all the purposes of this policy, excepting, however, Condition 22.b.(2). A Federal Reserve Bank or clearinghouse shall not be construed to be a “data processor”.

11.	“Designated person” means:

a.	Any insurance risk manager;

b.	Any director or trustee;

c.	Any elected, appointed or otherwise titled officer; or

d.	The highest-ranking “employee” at the office or premises where such “employee” performs the majority of his or her duties;

of any Insured.

12.	“Discovery”, “discover” or “discovered” means the time when a “designated person” first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

“Discovery”, “discover” or “discovered” also means the time when a “designated person” first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this policy.

13.	“Document of title” means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession which are either identified or are fungible portions of an identified mass.

14.	“Electronic data” means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

15.	“Employee”:

a.	Means:

(1)	Any natural person:

(a)	While in your service;

(b)	Whom you compensate directly by salary, wages or commissions; and

(c)	Whom you have the right to direct and control while performing services for you;

(2)	Any guest student or intern pursuing studies or duties;

(3)	Any attorney retained by you and any employee of such attorney while either is performing legal services for you;

(4)	Any natural person who is furnished temporarily to you:

(a)	To substitute for a permanent “employee”, as defined in Paragraph 15.a.(1), who is on leave; or

(b)	To meet seasonal or short-term workload conditions;

while that person is subject to your direction and control and performing services for you;

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(5)	Any natural person who is leased to you under a written agreement between you and a labor leasing firm to perform duties related to the conduct of your business, but does not mean a temporary “employee” as defined in Paragraph 15.a.(4);

(6)	Any natural person employed by an institution merged or consolidated with you prior to the effective date of this policy;

(7)	Any of your directors or trustees while:

(a)	Performing acts within the scope of the usual duties of an “employee”; or

(b)	Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf;

(8)	Any natural person who is a director or trustee of yours while such director or trustee is engaged in handling “property” of any “employee benefit plan”, or any natural person who is a trustee, administrator, manager, officer or employee of any such “employee benefit plan”, except an administrator or manager who is an independent contractor;

(9)	Any “data processor”; and

(10)	Any partner, officer or employee of:

(a)	An investment advisor;

(b)	An underwriter (distributor);

(c)	A transfer agent or shareholder accounting record keeper; or

(d)	An administrator;

for an “investment company” while performing acts coming within the scope of the usual duties of an officer or employee of an “investment company”, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody or access to “property” of an “investment company”.

With regard to Paragraphs 15.a.(10)(c) and 15.a.(10)(d), “employee” shall only include partners, officers and employees of a transfer agent, shareholder accounting record keeper or administrator:

(i)	Which is an affiliated person, as defined in the Investment Company Act of 1940, of an “investment company” or of the investment advisor or underwriter (distributor) of such “investment company”; or

(ii)	Which is not a bank as defined in the Investment Company Act of 1940.

b.	Does not mean:

(1)	Any agent, broker or other representative of the same general character not specified in Paragraph 15.a.; or

(2)	Any independent contractor, except those contractors specified in Paragraphs 15.a.(3) and 15.a.(9).

16.	“Employee benefit plan” means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

17.	“Evidence of debt” means an instrument, including a “negotiable instrument”, executed by a person and held by you, which in the regular course of business is treated as evidencing that person’s debt to you.

18.	“Forgery” means:

a.	The signing of the name of another person or organization in writing with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose; or

b.	A fraudulent reproduction of a handwritten signature (but not the unauthorized signing of a person’s own signature).

19.	“Funds” means “money” on deposit in an account.

20.	“Guarantee” means a written undertaking obligating the signer to pay the debt of another to you, your assignee or to a financial institution from which you have purchased participation in the debt, if the debt is not paid in accordance with its terms.

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21.	“Instruction” means a written order to the issuer of an “uncertificated security” requesting that the transfer, pledge or release from pledge of the “uncertificated security” specified therein be registered.

22.	“Investment company” means any investment company registered under the Investment Company Act of 1940.

23.	“Item of deposit” means any check or draft drawn upon a financial institution of the United States (including its territories and possessions), Puerto Rico or Canada.

24.	“Larceny and embezzlement” means those acts set forth in the Investment Company Act of 1940.

25.	“Letter of credit” means an engagement in writing by a financial institution or other person made at the request of a “customer” that the financial institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the “letter of credit”.

26.	“Loan” means all extensions of credit by you and all transactions creating a creditor relationship in your favor and all transactions by which you assume an existing creditor relationship.

27.	“Money” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

28.	“Negotiable instrument” means any writing:

a.	Signed by the maker or drawer;

b.	Containing any unconditional promise or order to pay a sum certain in “money” and no other promise, order, obligation or power given by the maker or drawer;

c.	Is payable on demand or at a definite time; and

d.	That is payable to the order or bearer.

“Negotiable instrument” includes a substitute check as defined in the Check Clearing for the 21st Century Act and shall be treated the same as the original it replaced.

29.	“Occurrence” means:

a.	Any one act or series of related acts of burglary, robbery or attempt thereat in which no “employee” is implicated;
b.	Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an “employee” or not) resulting in damage to or destruction of, or misplacement of, “property”;

c.	All acts or omissions, other than those specified in Paragraphs 29.a. and 29.b., caused by any person (whether an “employee” or not) or in which such person is implicated; or

d.	Any one casualty or event not specified in Paragraphs 29.a. through 29.c.

30.	“Property” means:

a.	“Certificated securities”, “uncertificated securities” or any other “security, document or other written record” defined in the Investment Company Act of 1940;

b.	“Money”, stock warrants, orders upon public treasuries, “negotiable instruments”, “certificates of deposit”, “documents of title”, “acceptances”, “evidences of debt”, “security agreements”, “withdrawal orders”, “certificates of origin or title”, “letters of credit”, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, gems, jewelry and precious metals in any form;

c.	Tangible items of business personal property consisting of furnishings, fixtures, supplies, safes, vaults or equipment;

d.	“Electronic data” and books of account or other records whether recorded in writing or electronically; and

e.	“Computer programs”.

31.	“Security agreement” means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

32.	“Security, document or other written record”:

a.	Means original (including original counterparts) negotiable or nonnegotiable instruments which represent an equitable or legal interest, ownership or debt and which in the ordinary course of business are transferable by delivery of such instruments with any necessary endorsement or assignment.

FI 00 15 09 12	© Insurance Services Office, Inc., 2011	Page 18 of 19

b.	Does not mean bills of exchange, checks or drafts, “acceptances”, “certificates of deposit”, promissory notes, due bills, money orders, stock warrants, orders upon public treasuries, “letters of credit” or other written promises, orders or directions to pay sums certain in “money”.

33.	“Telefacsimile device” means a machine capable of sending or receiving a duplicate image of a written document by means of electronic impulses transmitted through a telephone line or cable line and which reproduces the duplicate image on paper.

34.	“Telefacsimile transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on telefacsimile instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

35.	“Tested” means:

a.	With regard to Insuring Agreement 7., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “customer”, automated clearinghouse or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

b.	With regard to Insuring Agreement 9., a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a “telefacsimile transfer customer”, another financial institution or another of your offices for the purpose of protecting the integrity of the communication in the ordinary course of business.
c.	For the purpose of this definition, “test key”, found in Paragraphs 35.a. and 35.b., means a code established and used in transmitting messages so that the recipient can authenticate the message.

36.	“Transportation company” means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

37.	“Uncertificated security” means a share, participation or other interest in property of or an enterprise of the issuer, or an obligation of the issuer, which is:

a.	Not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

b.	Of a type commonly dealt in on securities exchanges or markets; and

c.	Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

38.	“Voice initiated transfer customer” means an entity or individual that has a written agreement with you, authorizing you to rely on voice instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

39.	“Withdrawal order” means a nonnegotiable instrument, other than an “instruction”, signed by a “customer” authorizing you to debit the “customer’s” account in the amount stated therein.

FI 00 15 09 12	© Insurance Services Office, Inc., 2011	Page 19 of 19

SIGNATURES

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 1

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)

BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)

BANKERS STANDARD INSURANCE COMPANY (A stock company)

ACE AMERICAN INSURANCE COMPANY (A stock company)

ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)

INSURANCE COMPANY OF NORTH AMERICA (A stock company)

PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)

ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)

WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

Authorized Representative

CC-1K11h (03/14)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 2

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

Trading Loss Coverage

It is agreed that the policy is amended as follows:

1. Section A, Insuring Agreements, subsection 1, Employee Theft, is amended to add the following:

We will also pay for loss of “money” or “securities” resulting directly from “trading”, whether or not represented by any indebtedness or balance shown to be due to you on any customer’s account, actual or fictitious. Notwithstanding the foregoing, however, it is agreed that with regard to “trading”, we will only cover loss resulting directly from dishonest or fraudulent acts committed by any “employee” with the intent to cause you to sustain such loss and which results in a financial benefit for the “employee”; or results in an improper financial benefit for another person or entity with whom the “employee” committing the dishonest or fraudulent act was in collusion, provided that you establish that the “employee” intended to participate in the financial benefit.

As used throughout this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

2. Section D, Exclusions, subsection 2, paragraph b, Trading, is deleted in its entirety and the following is inserted:

b.	Trading

Loss resulting from “trading”, whether in your name or in a genuine or fictitious account, except when covered under the last paragraph of Insuring Agreement A.1.

3. Section F, Definitions, is amended to add the following:

For the purpose of the last paragraph of Insuring Agreement A.1, “Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

PF-26975 (04/09) CC	© 2009	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 3
Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

UNAUTHORIZED SIGNATURES

1. The Section entitled Insuring Agreements is amended to add the following:

•	Unauthorized Signatures

•	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured’s right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

The aggregate Limit of Liability on the Unauthorized Signatures Agreement is $7,500,000 and the deductible is $50,000.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-33854 (05/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 4
Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND DEFINITION OF EMPLOYEE

It is agreed that Section 1, Definitions, subsection (e), Employee, of the Conditions and Limitations, is amended to add the following:

Employee also means:

☒	Any natural person retained as a consultant of the Insured and supervised by the Insured under written contract with the Insured.

☐	Any person set forth in (1) through (6) above, who resigned, retires or is terminated from service of the Insured during the Bond period. Provided that this extension applies only:

(i)	for a period of days subsequent to such resignation, retirement or termination; and

(ii)	if such resignation, retirement or termination has not arisen from or in connection with the discovery by the Insured of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

☒	Employees on Leave or Military Service.

☐	Guest Students.

☐	.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-39751 (04/13)	© 2013	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 5

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

OMNIBUS NAMED INSURED

It is agreed that Item 1 of the Declarations is deleted in its entirety and the following is inserted:

Item 1. Name of Insured (herein called Insured): SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds. Subject to the provisions of General Agreement B, as amended, Insured also means: (i) any subsidiary, joint venture, limited liability company, limited partnership, or general partnership, in which 50% or more of the voting interests are owned directly or indirectly by SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds, and only while such interest existed or continues to exist; and, (ii) any employee benefit or welfare plan sponsored by the Insured now existing or hereafter created or acquired, that is required to be bonded under the Employee Retirement Income Security Act of 1974, as amended, so long as the Insured sponsors such plan.

Principal Address: One Lincoln Street

                               Boston, MA 02111

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-39759 (04/13)	© 2013	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 6

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

ADD CERTAIN COMPUTER CRIME INSURING AGREEMENTS

It is agreed that the bond is amended to add the following:

1. The section entitled Insuring Agreements is amended to add the following:

•	COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

1.	entry of Electronic Data or Computer Program into, or

2.	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period, as provided by General Agreement B; provided the entry or change causes

1.	property to be transferred, paid or delivered,

2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

3.	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement, or service programs for a Computer System covered by this Insuring Agreement, or

b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

•	DATA PROCESSING SERVICE OPERATIONS

Loss sustained by a Client of the Insured resulting directly from a fraudulent

1.	entry of Electronic Data or a Computer Program into, or

2.	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement 1, or

3.	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client,

provided that the entry or change causes

1.	property to be transferred, paid or delivered,

2.	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

3.	an unauthorized account or a fictitious account to be debited or credited, and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

PF-38325 (06/12)	© 2012	Page 1 of 6

In this Data Processing Servicing Operations Insuring Agreement, fraudulent entry or change shall include such entry or change made by an employee of the Insured acting in good faith

a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

b)	on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this policy purportedly sent by a customer, financial institution, or automated clearing house.

In this Data Processing Servicing Operations Insuring Agreement, Client means an entity for whom the Insured serves as data processor under the terms of a written agreement

•	VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from

1.	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

2.	an individual person who is a Customer of the Insured, or

3.	an employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other employees of the Insured to transfer Funds, and was received by an employees of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

1.	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given;

and

2.	if the transfer was in excess of $50,000, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Voice Initiated Transfer Fraud Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

•	TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of Insuring Agreement 1 in reliance upon a fraudulent instruction received though a Telefacsimile Device, and which instruction

1.	purports and reasonably appears to have originated from,

a)	a Customer of the Insured

b)	another financial institution, or

c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

1.	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

2.	contains the name of a person authorized to initiate such transfer;

PF-38325 (06/12)	© 2012	Page 2 of 6

provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

As used in this Telefacsimile Transfer Fraud Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instruction to initiate transfers and had provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

•	DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

•	DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition:

Under this Destruction Of Data Or Programs By Virus Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss”.

•	VOICE COMPUTER SYSTEM FRAUD

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

1.	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

2.	failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice

Computer System after not more than three unsuccessful attempts to input an Account Code.

PF-38325 (06/12)	© 2012	Page 3 of 6

Special Condition:

Under this Voice Computer System Fraud Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

2. Subsection B, Additional Offices Or Employees – Consolidation, Merger Or Purchase Of Assets, is amended to add the following:

As used in this subsection, “assets” includes a Computer System.

3. Section I, Definitions, of the Conditions And Limitations, is amended to add the following

•	Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System.

•	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

•	Computer System means

1.	computers with related peripheral components, including storage components wherever located,

2.	systems and applications software,

3.	terminal devices, and

4.	related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

•	Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

•	Funds means Money on deposit in an account.

•	System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software- based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor.

•	System Maintenance means the performance of hard-ware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof.

•	System Password means a confidential and protected string of characters, which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities.

•	Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

PF-38325 (06/12)	© 2012	Page 4 of 6

•	Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

•	Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, auto-mated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

4. Section 2, Exclusions, of the Conditions And Limitations, is amended to add the following:

•	loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the Computer Systems Fraud Insuring Agreement or the Data Processing Service Operations Insuring Agreement;

•	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the Computer Systems Fraud Insuring Agreement or the Voice Initiated Transfer Fraud Insuring Agreement;

•	loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device unless covered under Telefacsimile Transfer Fraud Insuring Agreement;

•	loss resulting directly or indirectly from theft of confidential information;

•	the cost of duplication of Electronic Data or Computer Programs, unless covered under the Destruction Of Data Programs By Hacker Insuring Agreement or the Destruction Of Data Programs By Virus Insuring Agreement;

•	loss involving a Voice Computer System, unless covered under the Voice Computer Systems Fraud Insuring Agreement;

•	loss resulting directly or indirectly from

1.	written instructions or advices, or

2.	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the Computer Systems Fraud Insuring Agreement or the Data Processing Service Operations Insuring Agreement;

•	loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

•	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the Computer Systems Fraud Insuring Agreement or the Data Processing Service Operations Insuring Agreement;

•	loss resulting directly or indirectly from

1.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

2.	failure or breakdown of electronic data processing media, or error or omission in programming or processing;

•	loss as a result of a threat

(1)	to do bodily harm to any person, or

(2)	to do damage to the premises or property of the Insured, or

(3)	to Computer System operations;

•	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

•	loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, customer identification or other cards;

PF-38325 (06/12)	© 2012	Page 5 of 6

•	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

All other terms, conditions and limitations of this bond remain unchanged.

Authorized Representative

PF-38325 (06/12)	© 2012	Page 6 of 6

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 7

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

STOP PAYMENT LEGAL LIABILITY

It is agreed that the section entitled Insuring Agreements is amended to add the following:

Loss which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any check or draft made or drawn by such depositor or any authorized representative of such depositor, or

(b)	for having refused to pay any check or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $50,000 for each and every loss; and

(2)	the Underwriter’s liability under this Insuring Agreement shall be limited to $7,500,000 for any one loss and in all during each Bond Period, subject to a $15,000,000 annual aggregate.

All other terms and conditions of this bond remain unchanged

Authorized Representative

PF-33840 (05/11)	© 2011	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 8

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND ADDITIONAL OFFICES, PREMISES OR EMPLOYEES

It is agreed that:

1.	Subsection 4., Additional Offices, Premises or Employees, of Section E., Conditions, of this policy is amended to include the following:

Named Insured of the Declarations shall include any “Newly Created Investment Company or portfolio” provided that you shall submit to us following the end of the Policy Period a list of all “Newly Created Investment Companies or portfolios”, the estimated assets of each Newly Created portfolio and copies of any prospectuses and statements of additional information relating to such “Newly Created Investment Companies or portfolios” unless said prospectuses and statements of additional information have been previously submitted.

Following the end of the Policy Period, any “Newly Created Investment Company or portfolio” created during the period will continue to be covered under this policy only if we are notified as set forth in this paragraph and the information required herein is provided to us, and we acknowledge the addition of such “Newly Created Investment Company or portfolio” to the policy by Endorsement to this policy.

2.	For the purposes of this Endorsement, the following definition is added to Section F., Definitions, of this policy: “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

All other terms and conditions of this policy remain unchanged.

Authorized Representative

MS-51487 (08/16)	© 2016	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 9

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

Privacy Exclusions

It is agreed that the bond is amended as follows:

1.	Conditions And Limitations, section 2, Exclusions, is amended to add the following:

•	loss resulting from the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or personal information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

•	loss resulting from the theft, disappearance, or destruction of, or access to, or use or disclosure of, or purported use or disclosure of, credit, debit, charge, access, convenience, identification, stored-value or other cards or the information contained on such cards.

•	fees, costs, fines, penalties and other expenses incurred by an Insured arising out of the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or person information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

•	expenses related to the Insured’s obligations to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured’s care, custody or control.

2.	Conditions And Limitations, is amended to add the following:

Notwithstanding anything in this bond to the contrary, including but not limited to any Insuring Agreement or endorsement providing for any coverage whatsoever for fees, costs or expenses, in no event shall there be any coverage under this bond for fees, costs and expenses arising out of the theft, disappearance, or destruction of, or access to, or disclosure or use of, or purported use or disclosure of, the Insured’s or another person’s or entity’s confidential or person information including, but not limited to, patents, trade secrets, processing methods, customer lists, financial information, personal customer information, a customer’s personally identifiable financial information, credit card information, health information or any other type of nonpublic information, or intellectual property, whether such information is owned by the Insured or held by the Insured in any capacity including concurrently with another person.

All other terms and conditions of this bond remain unchanged.

Authorized Representative

PF-42741 (06/14)	© 2014	Page 1 of 1

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 10

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Authorized Agent

.

ALL-21101 (11/06) Ptd. in U.S.A.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 11

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 06/30/2016
Issued By (Name of Insurance Company) ACE American Insurance Company

Named Insured - Additional

It is agreed that Named Insured set forth on the Declarations of this policy is amended by adding the following:

Named Insured also means

SSGA S&P 500 Index Fund

State Street Disciplined Emerging Markets Equity Fund

SSGA Dynamic Small Cap Fund

SSGA International Stock Selection Fund

SSGA High Yield Bond Fund

SSGA Enhanced Small Cap Fund

SSGA Money Market Fund

SSGA U.S. Government Money Market Fund

SSGA U.S. Treasury Money Market Fund

SSGA Prime Money Market Fund

SSGA Clarion Real Estate Fund

State Street Institutional Liquid Reserves Fund

State Street Institutional U.S. Government Money Market Fund

State Street Institutional Treasury Money Market Fund

State Street Institutional Treasury Plus Money Market Fund

State Street Equity 500 Index II Portfolio

State Street Equity 500 Index Fund

State Street Global Equity ex-U.S Index Portfolio

State Street Global Equity ex-U.S. Index Fund

State Street Aggregate Bond Index Portfolio

State Street Aggregate Bond Index Fund

State Street Small/Mid Cap Equity Index Portfolio

State Street Small/Mid Cap Equity Index Fund

State Street Target Date Retirement 2015 Fund

State Street Target Date Retirement 2020 Fund

State Street Target Date Retirement 2025 Fund

State Street Target Date Retirement 2030 Fund

State Street Target Date Retirement 2035 Fund

State Street Target Date Retirement 2040 Fund

State Street Target Date Retirement 2045 Fund

State Street Target Date Retirement 2050 Fund

State Street Target Date Retirement 2055 Fund

State Street Target Date Retirement 2060 Fund

State Street Target Date Retirement Fund

State Street Disciplined Global Equity Fund

State Street Hedged International Developed Equity Index Fund

State Street Emerging Markets Equity Index Fund

State Street Disciplined International Equity Fund

State Street Disciplined U.S. Equity Fund

State Street International Value Spotlight Fund

State Street Global Value Spotlight Fund

State Street Asia Pacific Value Spotlight Fund

State Street European Value Spotlight Fund

State Street U.S. Value Spotlight Fund

State Street Clarion Global Real Estate Income Fund

State Street Clarion Global Infrastructure & MLP Fund

State Street Equity 500 Index Portfolio

State Street Money Market Portfolio

State Street U.S. Government Money Market Portfolio

State Street Treasury Money Market Portfolio

State Street Treasury Plus Money Market Portfolio

State Street International Developed Equity Index Portfolio

All other terms and conditions of this policy remain unchanged.

Authorized Representative

PF-19540a (11/13) E	© 2013	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured SSGA Funds, State Street Institutional Investment Trust, State Street Master Funds			Endorsement Number 12

Policy Symbol DON	Policy Number G25547214 001	Policy Period 06/30/2016 to 06/30/2017	Effective Date of Endorsement 02/17/2017
Issued By (Name of Insurance Company) ACE American Insurance Company

AMEND CONSOLIDATION – MERGER OR ACQUISITION

It is agreed that Subsection 5., Consolidation – Merger Or Acquisition, of Section E. Conditions, is amended to add the following

If you create or acquire a separate investment portfolio or fund, and notify us on or before the end of the Policy Period of such creation or acquisition, then this policy shall automatically apply to the newly created or acquired investment portfolio or fund. We may make such coverage subject to the receipt of a list of all newly created or acquired investment portfolios or funds, the estimated assets of each newly created or acquired investment portfolio or fund and copies of any prospectuses and statements of additional information relating to such newly created or acquired investment portfolio or fund unless said prospectuses and statements of additional information have been previously submitted.

All other terms and conditions of this policy remain unchanged.

MS-55576 (02/17)	Page 1 of 1

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

•	Foreign agents;

•	Front organizations;

•	Terrorists;

•	Terrorist organizations; and

•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914 (2/05)	Reprinted, in part, with permission of ISO Properties, Inc.	Page 1 of 1

ACE Producer Compensation

Practices & Policies

ACE believes that policyholders should have access to information about ACE’s practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

SECRETARY’S CERTIFICATE

I, Jesse Hallee, Secretary of SSGA Funds, State Street Master Funds and State Street Institutional Investment Trust (each, a “Trust” and collectively, the “Trusts”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trusts (the “Board”), including a majority of the trustees of the Board who are not “interested persons” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), at a meeting duly called and held on May 19, 2016 (the “Meeting”) at which a quorum was present and acting throughout:

RESOLVED:	That the Board, and by a separate vote, the Independent Trustees, determines that the Bond in the aggregate amount of $7,500,000, in accordance with the requirements of Rule 17g-1 promulgated under Section 17(g) of the 1940 Act is reasonable in form and amount, after having given due consideration to all factors considered by the Board and Independent Trustees to be relevant including, among other things, the value of the aggregate assets of the Trusts to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trusts and the nature of the securities in the Trusts; and further

RESOLVED:	That the Board, and by a separate vote the Independent Trustees, hereby determines that the portion of the annual premium of $22,500 for the Bond covering the Trusts, issued by ACE American Insurance Company (Chubb), to be paid by each Trust is fair and reasonable with respect to each Trust, taking into account all factors considered by the Boards and Independent Trustees to be relevant, including those factors specified in paragraph (e) of Rule 17g-1 under the 1940 Act, and the payment by each Trust of such portion of the annual premium for the Bond be, and hereby is, approved; and further

RESOLVED:	That each Trust’s participation in the Allocations of Fidelity Bond Premiums and Recoveries Agreement, as presented at this meeting, be, and hereby is, approved and that such officer of each Trust, on behalf of each series thereof, acting singly, is authorized to execute and deliver such Agreement, with such changes as such officer may by his/her execution and delivery approve, the execution and delivery of said Agreement to be conclusive evidence of the officer’s approval; and further

RESOLVED:	That, with respect to each Trust, the Secretary and Assistant Secretary of the Trusts be, and each hereby is, authorized to file the Bond with the Securities and Exchange Commission and give the notices required under Paragraph (g) of Rule 17g-1; and further

RESOLVED:	That the proper officers be, and each hereby is, authorized to do any and all acts, in the name of the Trusts and on their behalves, as they, or any of them, may determine to be necessary or appropriate in furtherance of the previous resolutions.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of March 2017.

/s/ Jesse Hallee
Jesse Hallee
Secretary of the Trusts

ALLOCATIONS OF FIDELITY BOND

PREMIUMS AND RECOVERIES

AGREEMENT dated the 19th day of May, 2016 among the series of the State Street Master Funds, State Street Institutional Investment Trust and SSGA Funds (each a “Trust”, and collectively the “Trusts”) listed on Exhibit A to this Agreement (the “Funds”):

WHEREAS, each Trust and Fund is a named insured under certain fidelity bond coverage written by ACE American Insurance Company (Chubb) (the “Insurer”) in the aggregate amount of $7.5 million as of the date of this Agreement (the “Fidelity Bond”), which Fidelity Bond is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940; and

WHEREAS, the Trusts and Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1(f) and to assure that premiums on the Fidelity Bond and any recovery received under the Fidelity Bond are allocated in a fair and equitable manner;

NOW, THEREFORE, the Trusts and Funds do hereby agree as follows:

1. The premium payable on the Fidelity Bond by each Trust or Fund shall be allocated in proportion to the amount of premium that would have been payable by each Trust or Fund had each Trust or Fund separately obtained a fidelity bond equal to the minimum bond required under Rule 17g-1(d) based upon their respective gross assets as of the most recent quarter ended.

2. In the event that the claims of loss are so related that the Insurer is entitled to assert that the claims must be aggregated with the result that the total amount payable on such claims is limited to the face amount of the Fidelity Bond, the following rules for determining, as among the Trusts and Funds, the priorities for satisfaction of the claims under the Fidelity Bond shall apply:

A.	First, all claims of each Trust or Fund which have been duly proven and established under the Fidelity Bond shall be satisfied up to the minimum amount of the Fidelity Bond, as determined pursuant to paragraph 1 hereof, required for such Trust or Fund, so that each Trust or Fund shall receive an amount equal to the amount which it would have otherwise received had it provided and maintained a single insured bond under Rule 17g-1(d); and

B.	Second, the remaining amount of insurance, if any, shall then be applied to claims of the Trust or Fund in proportion to the total of the unsatisfied amount of the claims of each Trust or Fund.

3. If in the future any additional series of either Trust is created (an “Additional Fund”), and if the Insurer is willing to add the Additional Fund as a named insured under the Fidelity Bond provided the amount of the Fidelity Bond is increased by an amount not less than the amount which would have been required for the Additional Fund to obtain a separate bond under Rule 17g-1(d), and upon giving written notice to each of the Trusts and Funds, such Additional Fund shall become subject to this Agreement.

4. This Agreement amends and supersedes the agreement dated May 18, 2015, as amended.

IN WITNESS WHEREOF, each of the Funds has caused this Agreement to be executed by its duly authorized officer as of the date first above written.

Each Fund Listed on Exhibit A

By:	/s/ Bruce S. Rosenberg

Name:	Bruce S. Rosenberg

Title:	Treasurer of the Trusts

Exhibit A

State Street Master Funds

State Street Equity 500 Index Portfolio

State Street Money Market Portfolio

State Street US Government Money Market Portfolio

State Street Treasury Money Market Portfolio

State Street Treasury Plus Money Market Portfolio

State Street International Developed Equity Index Portfolio

State Street Institutional Investment Trust

State Street Equity 500 Index Fund

State Street Aggregate Bond Index Fund

State Street Institutional U.S. Government Money Market Fund

State Street Institutional Liquid Reserves Fund

State Street Institutional Treasury Money Market Fund

State Street Institutional Treasury Plus Money Market Fund

State Street Global ex-U.S. Index Fund

State Street Strategic Real Return Fund

State Street Target Retirement Fund 2015

State Street Target Retirement Fund 2020

State Street Target Retirement Fund 2025

State Street Target Retirement Fund 2030

State Street Target Retirement Fund 2035

State Street Target Retirement Fund 2040

State Street Target Retirement Fund 2045

State Street Target Retirement Fund 2050

State Street Target Retirement Fund 2055

State Street Target Retirement Fund 2060

State Street Target Retirement Fund

State Street Small Cap Emerging Markets Equity Fund

State Street Equity 500 Index II Portfolio

State Street Strategic Real Return Portfolio

State Street Aggregate Bond Portfolio

State Street Global ex-U.S. Index Portfolio

State Street Global Value Spotlight Fund

State Street International Value Spotlight Fund

State Street European Value Spotlight Fund

State Street Asia Pacific Value Spotlight Fund

State Street U.S. Value Spotlight Fund

State Street International Developed Equity Index Fund

State Street Hedged International Developed Equity Index Fund

State Street Small/Mid Cap Equity Index Fund

State Street Small/Mid Cap Equity Index Portfolio

State Street 60 Day Money Market Fund

State Street 60 Day Money Market Portfolio

State Street Cash Reserves Fund

State Street Cash Reserves Portfolio

State Street Institutional Liquid Assets Fund

State Street Institutional Liquid Assets Portfolio

State Street Current Yield Fund

State Street Current Yield Portfolio

State Street Conservative Income Fund

State Street Conservative Income Portfolio

State Street Ultra Short Term Bond Fund

State Street Ultra Short Term Bond Portfolio

State Street Emerging Markets Equity Index Fund

State Street Disciplined Global Equity Fund (formerly, State Street Global Managed Volatility Fund)

State Street Disciplined International Equity Fund

State Street Disciplined U.S. Equity Fund

State Street U.S. Government Cash Management Fund

State Street Prime Cash Management Fund

State Street MSCI Canada Index Fund

State Street MSCI Japan Index Fund

State Street MSCI Pacific ex Japan Index Fund

State Street MSCI Europe Index Fund

SSGA Funds

SSGA High Yield Bond Fund

SSGA Dynamic Small Cap Fund

SSGA Enhanced Small Cap Fund

State Street Disciplined Emerging Markets Equity Fund (formerly, SSGA Emerging Markets Fund)

SSGA International Stock Selection Fund

SSGA S&P 500 Index Fund